Dodge & Cox  /  Investment Managers  /  San Francisco
Foreign Exposure in a Domestic Portfolio
as of December 31, 2006
U.S.-based Holdings with >50% Non-U.S. Sales (19.0% of Fund)
The Stock Fund’s international exposure has grown, and is now higher than the S&P 500:
Non-US Sales
as a % of Total Sales
Schlumberger Ltd 73%
Avon Products 71%
McDonald's Corp 64%
Hewlett-Packard Co 65%
Dow Chemical 63%
Exxon Mobil Corp 63%
Baker Hughes Inc 62%
Nike Inc  -Cl B 62%
Schering-Plough 60%
Sun Microsystems Inc 59%
NCR Corp 58%
Motorola Inc 56%
Rohm And Haas Co 53%
Becton Dickinson & Co 52%
Tyco Intl Ltd 51%
The Stock Fund’s international economic exposure is not limited to foreign holdings:
Foreign Holdings (17.1% of Fund)
Non-US Sales
as a % of Total Sales
Vodafone Group PLC New
100%
Hitachi Ltd
90%
Matsushita Elec Indl Ltd A
85%
Akzo Nobel N V
83%
Philips Electronics
76%
Volvo
75%
Sony Corp
74%
Cemex S.A.B De C.C Adr
73%
Royal Dutch Shell Plc
67%
Sanofi Aventis
65%
Unilever N V
59%
Thomson
56%
Nova Chemicals Corp
56%
GlaxoSmithKline Plc
54%
Aegon
51%
Honda Motor Ltd
45%
Percentage of Companies’ Underlying Sales coming from outside the United States
Source: Bloomber, FactSet.
This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge& Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a
Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing
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30%
39%
31% 31%
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
2003 2006
Stock Fund
S&P 500